EX 99.2

Certified Resolutions

I, David J. Shladovsky, Secretary of Kayne Anderson Energy Total Return Fund, Inc (the “Fund”), hereby certify that the following resolutions were adopted by the Board of Directors of the Fund, (the “Board”), including a majority of the Directors who were not “interested persons” of the Company, at a meeting of the Board held on September 15, 2010:

Renewal Of Fidelity Bond of Company For One-Year Term (under Rule 17g-1)

WHEREAS, the Board has determined that the Fund should renew fidelity bond coverage in the amount sufficient to cover the minimum legal requirements pertinent to the Fund as required by the 1940 Act.

NOW, THEREFORE, BE IT RESOLVED, that renewal of the fidelity bond of $1,250,000 from GNW-Evergreen Insurance Services, Inc. for the premiums presented at this meeting, in the form of a Financial Institution Bond underwritten by the Chubb Group, covering each Officer and employee of the Fund, as defined therein, against larceny and embezzlement, be, and it hereby is, approved, with consideration having been given to the coverage of the Bond in view of the assets of the Fund to which covered persons may have access, the type and terms of the custody arrangements, and the nature of the Fund’s portfolio securities; and

FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Fund, or other appropriate officers of the Fund are hereby authorized, empowered and directed to make such filings with the Securities and Exchange Commission (the “SEC”) and give such notices as may be required pursuant to Rule 17g-1 under the 1940 Act.

June 16, 2010	/ s / David J. Shladovsky
David J. Shladovsky, Secretary